[GIGAMEDIA LOGO]

                        GIGAMEDIA REPORTS FOURTH QUARTER
                      AND FULL YEAR 2002 FINANCIAL RESULTS

TAIPEI, Taiwan, March 14, 2002 - GigaMedia Limited ("GigaMedia") (Nasdaq: GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its fourth quarter operating and financial results. The following quarterly and annual 2002 results do not reflect a charge the company has taken in its fiscal year 2002 in accordance with the Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets", which was adopted by GigaMedia during the fiscal year. Year over year comparisons also do not include certain accelerated charges and expenses taken during fiscal year 2001. See Note (A) below.

Highlights:

         - Core offline music business grew market share in 2002 to greater than 50 percent.

         - Cash burn rate in broadband ISP business unit down 90% to NT$23.1 million in 4Q02 from approximately NT$243.0 million in 4Q01.

         - Company in a strong financial position with approximately NT$2.1 billion in total cash, short-term investments and liquid marketable securities.

Full Year 2002 Results Compared to Full Year 2001:

         - 533% increase in total revenues to NT$2.6 billion in 2002 from NT$411.0 million in 2001, mainly due to the acquisitions of Rose Records and Tachung Records music store chains in 2002.

         - 67% decrease in operating loss to NT$520.2 million from NT$1.6 billion.

         - 40% decrease in total costs and expenses in the broadband ISP business to NT$1.2 billion from NT$2.0 billion.

Fourth Quarter 2002 Results Compared to the Previous Quarter:

         - 59% increase in total revenues to NT$945.2 million, mainly due to the inclusion of the results of Tachung Records music store chain in the fourth period.

         -        29% increase in operating loss to NT$132.5 million.

Chief Executive Officer Raymond Chang said, "2002 was a transitional year for GigaMedia. We are evolving from a pure broadband ISP into a diversified entertainment company with significant pricing power and expanded opportunities for growth in Taiwan's music and entertainment market. Gains in revenue, market share and pricing power in 2002 validate the strength of our business model. In sum, we put our company back on track in 2002. Going forward, we will continue to drive costs out of our new core business and leverage our market dominance."

Chief Financial Officer Winston Hsia said, "In 2002 we implemented an aggressive plan to streamline our ISP operations and invested in a new core business. Our strategy going forward focuses on strict cost control and efficiency gains in our offline and online businesses. Improvement in our core offline business unit's performance is expected to come from ongoing cost control initiatives, renegotiated vendor terms and improved product mix."

Hsia continued, "We recorded a non-cash impairment charge for year 2002 related to goodwill on our balance sheet from our acquisitions of Rose Records and Tachung Records. The determination that the fair value of our goodwill recorded has declined does not reflect our overall confidence about our core offline music business. This business unit's dominant market position and our strong balance sheet position us for a solid 2003."

CONSOLIDATED FINANCIAL RESULTS
(FOURTH QUARTER AND FULL YEAR 2002 VERSUS THIRD QUARTER AND FULL YEAR 2001)

On September 30, 2002, GigaMedia closed the acquisition of Tachung Records. Therefore, GigaMedia's results prior to this quarter did not reflect the results of that business, which operates 16 music stores throughout Taiwan. The following quarterly results reflect the results of both Rose Records and Tachung Records.

The company adopted SFAS No. 142 during 2002. In addition to discontinuing the practice of amortizing goodwill against income, the new standard introduces more rigorous criteria for determining the amount of goodwill that may be reflected as an asset on a company's balance sheet. SFAS No. 142 requires companies to perform annual impairment tests of goodwill and other intangible assets. Under the new standard, reductions in the carrying value of goodwill resulting from the application of the new criteria are reported as operating expense in the income statement. Following an independent appraisal of its intangible assets, GigaMedia wrote off goodwill associated with its music businesses, Rose Records and Tachung Records, that were acquired in 2002. Such write-off amounted to approximately NT$416 million, leaving NT$267 million in intangible assets that will be amortized in accordance with generally accepted accounting practices. Under SFAS No. 142, the goodwill impairment charge affects year-to-date results, but is not considered to be a fourth quarter event.

Note (A): In order to provide consistent comparisons in all text portions and related tables within the body of this release as it relates to the adoption of SFAS No. 142, numbers for the fourth quarter 2002 have been adjusted to exclude the impact of the change in accounting principle for goodwill, and numbers for the third quarter 2002 have been adjusted to exclude amortization expense. In addition, quarterly over quarterly and year over year comparisons exclude a write-off of NT$80.6 million in this fourth quarter related to an investment in GigaMusic in 2001, an accelerated charge of approximately NT$428.7 million taken during 4Q01 related to Microsoft's warrant, and an accelerated expense of approximately NT$51.5 million taken during 2Q01 for share compensation expenses related to the cancellation of stock options. See the Consolidated Statement of Operations attached to this release for reconciliation of adjusted and reported financial results.

For the fourth quarter of 2002, GigaMedia reported consolidated revenues of NT$945.2 million, compared with revenues of NT$595.0 million for the third quarter. The company's fourth quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$790.8 million during the period. Total revenues for the year grew 533% to NT$2.6 billion from NT$411.0 million in 2001, mainly due to the acquisitions of Rose Records and Tachung Records music store chains in 2002.

Operating loss was NT$132.5 million in the fourth quarter compared with NT$102.9 million during the third quarter. The increase in operating loss during the quarter is mainly attributable to the integration of Tachung Records. Operating loss for the full year decreased 67% to NT$520.2 million from NT$1.6 billion.

Non-operating income during the fourth quarter consisted of interest income of NT$9.8 million, foreign exchange loss of NT$8.2 million, and investment income of NT$16.4 million. Non-operating income decreased to a loss of NT$7.6 million in the fourth quarter of 2002 from a gain of NT$67.6 million in the previous quarter, primarily due to the impact of foreign exchange rate fluctuations on U.S. dollar denominated assets. For the year 2002, non-operating income declined to NT$216.1 million from NT$219.2 million in year 2001.

The company reported a net loss of NT$178.5 million for the fourth quarter versus a loss of NT$33.1 million in the third quarter, mainly due to integration costs associated with the integration of Tachung Records, as well as inventory revaluation costs in both online and offline business units. Net loss for the year declined by 83%, to NT$222.0 million from NT$1.3 billion.

Cash and other cash equivalents at the end of the fourth quarter totaled NT$1.2 billion, not including additional short-term investments totaling NT$855.3 million, compared to NT$1.1 billion and NT$1.1 billion, respectively, during the previous period, representing a total decrease of NT$145 million.

GigaMedia's long-term investments include an investment of US$10 million with a maturity date of 2005.

BUSINESS SEGMENT RESULTS

ONLINE ENTERTAINMENT (BROADBAND ISP)

FOURTH QUARTER 2002 RESULTS COMPARED TO THIRD QUARTER 2002 RESULTS

----------------------------------------------------------------------------------
        CATEGORY                 4Q02               3Q02            VARIATION (%)
----------------------------------------------------------------------------------
     Total revenues        NT$154.4 million   NT$176.2 million          -12
----------------------------------------------------------------------------------
    Access revenues        NT$149.1 million   NT$168.7 million          -12
----------------------------------------------------------------------------------
      Subscribers              108,016            112,242                -4
----------------------------------------------------------------------------------
         ARPU                   NT$388             NT$390                -1
----------------------------------------------------------------------------------
Total costs and expenses   NT$221.8 million   NT$264.4 million          -16
----------------------------------------------------------------------------------
     Operating cost        NT$150.7 million   NT$168.3 million          -10
----------------------------------------------------------------------------------
         SG&A               NT$53.3 million    NT$75.0 million          -29
----------------------------------------------------------------------------------
 Operating income (loss)   (NT$67.4 million)  (NT$88.2 million)          24
----------------------------------------------------------------------------------
    Net income (loss)      (NT$70.1 million)  (NT$29.2 million)   (Not meaningful)
----------------------------------------------------------------------------------
   Operating cash burn      NT$23.1 million    NT$44.6 million          -48
     including capex
      (quarterly)*
----------------------------------------------------------------------------------

*We define operating cash burn including capex as EBIT plus non-cash items minus capex. Operating cash burn per month including capex declined from NT$14.9 million to NT$7.7 million, quarter over quarter.

Total Revenues Decreased and Corporate Access Revenues Flat

Total revenues for the quarter ended December 31, 2002 decreased 12% to NT$154.4 million from NT$176.2 million during the previous quarter. Total revenues for the year grew 62% to NT$666.9 million from NT$411.0 million in 2001.

Total corporate revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") increased approximately 4% during the fourth quarter driven by a 33% increase in customers during the period. KBT revenues were NT$83.7 million in 2002.

Consumer access revenues decreased 12% to NT$149.1 million, compared with NT$168.7 million for the quarter ended September 30, 2002, due mainly to a slight decline in our subscriber base. The company's continued focus on migrating users to ADSL and two-way service helped maintain ARPUs during the period. Access revenues grew 64% year over year. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Sales/rental/installation revenues in the ISP business, which include cable modem, ADSL retail installation packs, net cards and routers, decreased to NT$323 thousand for the fourth quarter from NT$1.4 million during the third quarter, primarily due to the loss of other merchandise sales during the fourth quarter. Sales/rental/installation revenues decreased 43% in 2002.

Advertising revenues decreased to NT$287 thousand in the fourth quarter from NT$640 thousand for the third quarter. Advertising revenues decreased 52% in 2002. The company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues going forward.

The ISP business recorded content subscription revenues of NT$4.9 million during the period, as compared to NT$5.3 million during the third quarter. Content revenues consist mainly of subscriber revenues from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw).

Costs and Expenses Decreased

Total costs and expenses decreased by 16%, to NT$221.8 million in the fourth quarter from NT$264.4 million in the prior period due primarily to tightened general and administrative expenses. Year over year, total costs and expenses declined by 45% to NT$1.1 billion from NT$2.0 billion in 2001.

Operating costs decreased in the fourth quarter to NT$150.7 million versus NT$168.3 million in the previous quarter, driven by reduced general and administrative expenses. Operating costs during the period consisted mainly of costs associated with business operations and customer service departments of NT$56.5 million, telecommunications costs of NT$55.5 million, and depreciation cost of network equipment other than cable modems amounting to NT$30.0 million. Operating costs were negatively impacted by valuation of cable modem and hardware and bad debt expenses of approximately NT$10.5 million and NT$4.6 million, respectively, in the period. Included in this quarter's operating costs was amortization of our licensing payment to our partner EMI Music Asia, which totaled NT$5.7 million. The licensing payment is related to the development of our subsidiary GigaMusic. For the full year, operating costs decreased by 48%, to NT$620.7 million from NT$1.2 billion.

The company achieved its sixth straight quarter of reduced SG&A costs as it continues to tightly monitor customer acquisition and retention costs. GigaMedia's SG&A costs declined by approximately NT$21.7 million, or 29%, during the quarter to NT$53.3 million. Year over year, SG&A costs improved by 32%, to NT$335.3 million from NT$495.4 million.

Operating Loss Narrowed

Operating loss decreased by 24% to NT$67.4 million from NT$88.2 million, quarter over quarter. Operating loss for the full year decreased 75% to NT$403.3 million from NT$1.6 billion.

Net Loss Increased

Net loss increased by 140% in the fourth quarter to a loss of NT$70.1 million from a loss of NT$29.2 million, resulting primarily from the impact of fluctuations in foreign exchange rates on U.S. dollar denominated assets. For the year 2002, net loss declined by 86% to NT$181.6 million from NT$1.3 billion in year 2001.

Operating Cash Burn Significantly Decreased

Operating cash burn was NT$23.1 million during the quarter, or NT$7.7 million per month, versus NT$44.6 million in the third quarter, or NT$14.9 million per month. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex. Operating cash burn decreased by 89% year over year.

ARPU Level With Previous Period

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services was flat during the fourth quarter at NT$388, compared with NT$390 in the third quarter. This was achieved despite strong market competition and continued price pressure. Ongoing efforts to improve our subscriber base by growing 2-way and ADSL subscribers, while reducing 1-way subscribers, is expected to continue to help support ARPUs going forward. Management expects minimal ARPU gains in the foreseeable future.

One-way ARPU declined 5% to NT$231 compared to NT$243 during the previous quarter, indicating light usage by these subscribers who have metered rates. ARPU for two-way cable during the period increased slightly to NT$618 compared with NT$598 during the previous period, mostly due to more aggressive marketing initiatives in the period. ARPU for ADSL for the three-month period decreased 6% to NT$363 from NT$388, due primarily to promotional discounts offered during the period.

OFFLINE MUSIC DISTRIBUTION (G-MUSIC)

The acquisitions of the Rose Records and Tachung Records record store chains is complete. The following represents the results of both music store chains for the three-month period. Results of Tachung Records were not recorded in GigaMedia's third quarter financial results.

G-MUSIC FOURTH QUARTER 2002 RESULTS COMPARED TO THIRD QUARTER 2002 RESULTS

The following reflects the results of G-Music, not GigaMedia's 58.6% interest in G-Music, during the periods indicated.

-----------------------------------------------------------------------------------
        CATEGORY                  4Q02                 3Q02           VARIATION (%)
-----------------------------------------------------------------------------------
     Total revenues         NT$790.8 million     NT$418.8 million           89
-----------------------------------------------------------------------------------
          COGS              NT$689.2 million     NT$361.9 million           90
-----------------------------------------------------------------------------------
      Gross margin                13%                  14%                  -7
-----------------------------------------------------------------------------------
          SG&A              NT$166.5 million     NT$71.4 million           133
-----------------------------------------------------------------------------------
Total costs and expenses    NT$855.9 million     NT$433.5 million           97
-----------------------------------------------------------------------------------
 Operating income (loss)   (NT$65.1 million)    (NT$14.7 million)         -343
-----------------------------------------------------------------------------------
    Net income (loss)      (NT$108.4 million)   (NT$4.2 million)         -2481
-----------------------------------------------------------------------------------

Total Revenues Up

Total revenues for the quarter ended December 31, 2002 were NT$790.8 million, up 89% from NT$418.8 million during the prior period. The increase was mainly due to the addition this quarter of revenues from the Tachung Records music store chain. GigaMedia records offline music business revenues under sales revenues.

Costs and Expenses Grew

Total COGS, net of return and allowance for the quarter ended December 31, 2002, was NT$689.2 million, an increase of approximately NT$327.3 million, or 90%. Gross margin for the offline music business was 13%, or NT$101.6 million. Gross margin during the period was negatively impacted by an overall decline in the market. Going forward, unit COGS is expected to decline, resulting in improving gross margins due to larger purchase volume discounts and incentives. GigaMedia records COGS from its offline music business under cost of sales.

G-Music recorded an increase in SG&A costs during the fourth quarter of approximately NT$95.1 million, due primarily to the integration of Tachung Records during the period.

Operating Margin Decreased

Operating margin for the quarter ended December 31, 2002 was negative 8%, or an operating loss of NT$65.1 million. This represented an increase of approximately NT$50.4 million over the third quarter, due primarily to higher SG&A costs during the fourth quarter. Further store and operation consolidation is expected to advance operating margin and increase efficiency going forward.

Net Loss Increased

Net loss increased from negative NT$4.2 million to negative NT$108.4 million, primarily due to higher SG&A costs during the fourth quarter and a decline in non-operating income in the period.

BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of March 14, 2002. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

As part of GigaMedia's commitment to strong shareholder communications, the company will issue a mid-quarter update to the Business Outlook provided below. This quarter's update is tentatively scheduled for late April 2003.

GigaMedia expects continued implementation of cost controls in its offline G-Music business segment to improve the company's financial performance going forward. Online consumer and corporate broadband ISP operations in the first quarter may be impacted by strong competition and price-cutting by the market leader. As a result, management expects revenues and ARPU in this business segment to remain relatively flat in the first quarter compared with this period. Detailed expectations are provided below.

FIRST QUARTER EXPECTATIONS

ONLINE - BROADBAND ISP

         - Total revenue and costs and expenses are expected to increase slightly. The company anticipates flat to slightly improved subscribers, and blended ARPU comparable with fourth quarter 2002 results.

OFFLINE - MUSIC STORE CHAINS

         - Total revenues are expected to be slightly above fourth quarter results.

         - Gross margins are expected to be flat to slightly down, but SG&A costs are expected to decline in the first quarter of 2003 by approximately 15%.

2003 EXPECTATIONS

ONLINE - BROADBAND ISP

         - Total revenue is expected to be between NT$775 million and NT$800 million.

         - Total costs and expenses are expected to be approximately NT$1.1 billion.

         -        Total subscribers are expected to be flat.

OFFLINE - MUSIC STORE CHAINS

         - Total revenue is expected to be between NT$2.8 billion and NT$3.0 billion.

         -        Gross margins are anticipated to be 13%-15%.

BUSINESS DEVELOPMENT AND INVESTMENT UPDATE

-        G-MUSIC - OFFLINE MUSIC STORE CHAINS

In June 2002, GigaMedia received all required government approvals for the acquisitions of Rose Records and Tachung Records, the two leading music store chains in Taiwan. Rose and Tachung operate 35 and 16 stores, respectively, throughout Taiwan. The music stores currently sell almost exclusively music CDs. GigaMedia plans to expand products sold with new gaming products. Management is focused on cost control and is continuing to make adjustments to maximize operating efficiencies. Company streamlining has to date generated savings of approximately 25% in workforce compensation. GigaMedia expects the company's online operations will enable the music stores to exploit back catalog sales and, over the long-term, to become complete offline and online music distributors.

-        GIGAMUSIC.COM - ONLINE PAID MUSIC SITE

In conjunction with GigaMedia's efforts to build GigaMusic.com into a leading Chinese music portal and diversify company revenue streams, GigaMedia made strategic investments in two music industry leaders in 2001. The company purchased a 5% equity stake in Rock Internet Corporation, the technology arm of Rock Group, the leading music company in Greater China. GigaMedia also formed a strategic alliance with EMI Music Asia, a division of EMI Recorded Music. Launch of the GigaMusic site has been delayed.

-        GAMANIA - ONLINE GAMING BUNDLING

Gamania is Taiwan's leading online gaming company. GigaMedia generated significant subscriber growth in 2001 from bundling initiatives that featured Gamania's market leading "Lineage" and "Giran" games and GigaMedia's premium ADSL. Gamania conducted an IPO on May 21, 2002 on Taiwan's over-the-counter TAISDAQ market, at which time GigaMedia liquidated a portion of its holdings in Gamania. Net proceeds from this liquidation of part of GigaMedia's holding were NT$236.4 million. Our gain from this investment liquidation totaled NT$39.7 million. At the end of the fourth quarter, GigaMedia still retained 3,507,480 shares, or a 3.25% stake. Gamania's OTC share price on March 13 was NT$45.6.

-        KOOS BROADBAND TELECOM LIMITED - BROADBAND SERVICE PROVIDER

During the second quarter of 2001, GigaMedia announced the formation of a subsidiary named Koos Broadband Telecom Limited, a 100% owned subsidiary focused exclusively on corporate subscribers. The company currently has approximately 110 corporate clients.

ABOUT GIGAMEDIA

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers 11 interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com and its co-brand site http://www.gigigaga.yahoo.com.tw.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records. The company received all required government approvals related to the acquisition of these businesses in June 2002. Rose and Tachung had combined sales of approximately NT$3.0 billion in 2001.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan, and GigaMusic.com.

Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from <http://ir.giga.net.tw.>

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

         CONTACT:
         GIGAMEDIA LIMITED
         Brad Miller, Investor Relations Director
         886-2-8770-7966 ext. 1107
         bradley_miller@corp.giga.net.tw

                                GIGAMEDIA LIMITED

                      CONSOLIDATED STATEMENT OF OPERATIONS

 FOR THE QUARTERS ENDED DECEMBER 31, SEPTEMBER 30, 2002, AND DECEMBER 31, 2001,
                           AND YEAR- END 2002 AND 2001

                                                 (Unaudited)     (Unaudited)       (Audited)

                                                    4Q02             3Q02             4Q01          Year 2002         Year 2001
                                               ----------------------------------------------------------------------------------

                                               ----------------------------------------------------------------------------------
                                                     NT$             NT$              NT$              NT$               NT$
                                               ----------------------------------------------------------------------------------
OPERATING REVENUE
 ACCESS REVENUE                                  149,081,083     168,677,395      121,552,741       640,125,986       389,801,153
 MODEM SALES/RENTAL/INSTALLATION                 775,860,937     412,200,190        1,041,476     1,864,127,632         7,489,814
 WEB DEVELOPMENT REVENUE                                   0                                0                 0         7,190,477
 ADVERTISING REVENUE                                 287,453         639,970          541,678         2,409,484         5,039,083
 SUBSCRIPTION REVENUE                              4,869,220       5,308,008                0        18,460,181           314,535
 OTHER REVENUE                                    15,072,844       8,187,766        1,117,283        31,895,499         1,117,283
                                               ----------------------------------------------------------------------------------
   TOTAL                                         945,171,537     595,013,329      124,253,178     2,557,018,782       410,952,345
                                               ----------------------------------------------------------------------------------
COST AND EXPENSES
 OPERATING COST                                  150,697,743     168,278,193      729,187,976       620,660,438     1,636,819,729
 COST OF MODEM SALES/RENTAL/INSTALLATION         693,854,827     367,367,366       39,391,836     1,686,255,380       143,420,384
 WEB DEVELOPMENT EXPENSES                                  0                          112,313                 0        12,232,621
 PRODUCT DEVELOPMENT AND
  ENGINEERING EXPENSES                            13,189,531      15,649,946       24,011,827        59,568,355       106,457,582
 SELLING AND MARKETING EXPENSES                  152,567,113      88,280,954       63,088,285       422,752,289       285,590,261
 GENERAL AND ADMINISTRATIVE EXPENSES              60,541,661      72,502,334       48,538,487       255,791,785       215,663,132
 BAD DEBT EXPENSES                                 6,813,574         436,484                         32,167,104        40,250,190
 GOODWILL VALUATION EXPENSES                     497,251,984                                        497,251,984
 OTHER COSTS                                               0               0        1,203,150                 0         1,203,150
                                               ----------------------------------------------------------------------------------
   TOTAL                                       1,574,916,433     712,515,277      905,533,875     3,574,447,335     2,441,637,049
                                               ----------------------------------------------------------------------------------

OPERATING LOSS                                  (629,744,896)   (117,501,948)    (781,280,697)   (1,017,428,553)   (2,030,684,704)
                                               ----------------------------------------------------------------------------------

NON-OPERATING INCOME (EXPENSES)
 INTEREST INCOME                                   9,714,076       6,115,005       10,670,847        34,905,666        32,485,837
 FOREIGN EXCHANGE GAIN (LOSS)-NET                 (8,140,061)     58,105,661      (68,122,036)       93,940,891        13,868,424
 INVESTMENT INCOME                                16,387,596       5,626,379       46,957,024       114,577,847       185,628,125
 GAIN(LOSS) FROM DISPOSAL OF PROPERTY, PLANT     (24,521,767)     (2,885,587)     (10,778,020)      (30,593,561)      (10,778,020)
 INTEREST INCOME (EXPENSES)                       (1,131,494)       (224,009)         (42,511)       (1,392,246)       (1,085,497)
OTHER NON-OPERATING INCOME(EXPENSE)                   20,942         896,503       (5,684,878)        4,687,141          (957,345)
                                               ----------------------------------------------------------------------------------
  TOTAL NON-OPERATING INCOME-NET                  (7,670,708)     67,633,953      (27,379,573)      216,125,738       219,161,524
                                               ----------------------------------------------------------------------------------
  INCOME TAX EXPENSE                             (35,844,723)       (482,960)         393,223       (36,327,683)          393,223
                                               ----------------------------------------------------------------------------------
  MINORITY INTEREST INCOME(LOSS)                  (2,095,405)      2,612,202         (194,162)      118,448,009          (194,162)
                                               ----------------------------------------------------------------------------------
  PRE ACQUISITION EARNINGS                          (359,798)              0                                  0
                                               ----------------------------------------------------------------------------------
NET INCOME (LOSS)                               (675,715,530)    (47,738,753)    (808,461,209)     (719,182,489)   (1,811,324,119)
                                               ==================================================================================

NET LOSS PER COMMON SHARE                             (13.47)          (0.95)          (16.12)           (14.34)           (36.12)
                                               ==================================================================================
 AVERAGE SHARES OUTSTANDING                       50,154,000      50,154,000       50,154,000        50,154,000        50,154,000

                                GIGAMEDIA LIMITED

                           CONSOLIDATED BALANCE SHEETS

             DECEMBER 31, SEPTEMBER 30, 2002, AND DECEMBER 31, 2002

                                              December 31        September 30     December 31
                                             -------------------------------------------------
                                                  2002               2002             2001
                                             -------------------------------------------------
ASSETS                                            NT$                NT$              NT$
----------------------------------------------------------------------------------------------
CURRENT ASSETS
  CASH AND CASH EQUIVALENTS                  1,241,152,929      1,061,943,549      794,346,356
  SHORT-TERM INVESTMENTS                       855,272,747      1,099,661,507    5,028,719,305
  ACCOUNTS RECEIVABLE                          131,007,977        152,989,137      103,292,590
  RECEIVABLE FROM RELATED PARTIES                        -                  -        2,911,947
  INVENTORIES-NET                              360,216,481        427,152,575       52,498,896
  PREPAID EXPENSES                              19,868,580        142,718,982       23,154,420
  RESTRICTED CASH                               65,523,200                  -       40,950,000
  OTHER CURRENT ASSETS                          94,997,157        173,299,747       91,040,713
                                             -------------------------------------------------
    TOTAL CURRENT ASSETS                     2,768,039,071      3,057,765,497    6,136,914,227
                                             -------------------------------------------------

INVESTMENT
  EQUITY INVESTMENT                            681,088,040        626,552,360      994,897,625
                                             -------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT-NET              738,938,134        814,516,445      705,570,487
                                             -------------------------------------------------

INTANGIBLE ASSETS-NET                          267,401,149        704,933,550       12,631,053
                                             -------------------------------------------------

OTHER ASSETS
                                             -------------------------------------------------
    TOTAL OTHER ASSETS                         193,640,954        272,864,431      215,398,575
                                             -------------------------------------------------

                                             -------------------------------------------------
TOTAL ASSETS                                 4,649,107,348      5,476,632,284    8,065,411,967
                                             =================================================

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  LOAN                                          83,000,000         44,087,591                -
  ACCOUNTS PAYABLE                             499,702,624        699,735,993       68,743,986
  PAYABLE TO RELATED PARTIES                             -                  -        3,779,994
  PAYABLE TO EQUIPMENT SUPPLIERS                         -            104,740        5,501,194
  ACCRUED EXPENSES                              89,127,287         84,314,829       86,851,107
  LEASE OBLIGATIONS                                      -                  -          190,151
  OTHER CURRENT LIABILITIES                     18,482,440        116,944,221       13,573,422
                                             -------------------------------------------------
    TOTAL CURRENT LIABILITIES                  690,312,351        945,187,374      178,639,854
                                             -------------------------------------------------

                                             -------------------------------------------------
OTHER LIABILITIES                               60,364,588         41,487,274       41,646,192
                                             -------------------------------------------------

                                             -------------------------------------------------
    TOTAL LIABILITIES                          750,676,939        986,674,648      220,286,046
                                             -------------------------------------------------

                                             -------------------------------------------------
    MINORITY INTEREST                          234,760,372        467,286,229                -
                                             -------------------------------------------------

                                             -------------------------------------------------
SHAREHOLDERS' EQUITY                         3,663,670,037      4,022,671,406    7,845,125,921
                                             -------------------------------------------------

                                             -------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   4,649,107,348      5,476,632,284    8,065,411,967
                                             -------------------------------------------------

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